UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 16)

Progress Software Corporation
(Name of Subject Company (Issuer))
Progress Software Corporation
(Name of Filing Person (Issuer and Offeror))
Options to Purchase Shares of Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
Not applicable
(CUSIP Number of Class of Securities)
Joseph W. Alsop
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730
(781) 280-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Robert W. Sweet, Jr., Esq.
John D. Hancock, Esq.
Foley Hoag llp
155 Seaport Boulevard
Boston, Massachusetts 02210
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$17,875,505	$1,912.68***

*	Estimated for purposes of calculating the filing fee only. This amount is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 1,836,887 shares of common stock of Progress Software Corporation will be amended pursuant to this offer, which may not occur.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for fiscal year 2006, equals $107 per $1,000,000 of the value of the transaction.
***	Previously paid in connection with the filing person’s Schedule TO filed with the Securities and Exchange Commission on December 22, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

☑

INTRODUCTORY STATEMENT
     This Amendment No. 16 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006, as amended by Amendment No. 1 filed with the SEC on January 4, 2007, Amendment No. 2 filed with the SEC on January 17, 2007, Amendment No. 3 filed with the SEC on January 24, 2007, Amendment No. 4 filed with the SEC on January 31, 2007, Amendment No. 5 filed with the SEC on February 7, 2007, Amendment No. 6 filed with the SEC on February 12, 2007, Amendment No. 7 filed with the SEC on February 14, 2007, Amendment No. 8 filed with the SEC on February 16, 2007, Amendment No. 9 filed with the SEC on February 21, 2007, Amendment No. 10 filed with the SEC on March 1, 2007, Amendment No. 11 filed with the SEC on March 8, 2007, Amendment No. 12 filed with the SEC on March 15, 2007, Amendment No. 13 filed with the SEC on March 22, 2007, Amendment No. 14 filed with the SEC on March 29, 2007 and Amendment No. 15 filed with the SEC on April 5, 2007 (as amended, the “Schedule TO”), by Progress Software Corporation, a Massachusetts corporation (the “Company”). The Schedule TO relates to the issuer tender offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend, dated December 22, 2006 (the “Offer to Amend”), filed as Exhibit (a)(1)(A) to the Schedule TO) held by individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, upon the terms and subject to the conditions set forth in the Offer to Amend and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”), filed as Exhibit (a)(1)(C) to the Schedule TO. Each eligible participant in the Offer could elect to amend each of his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $0.01 per share, purchasable thereunder and to receive from the Company a special Cash Bonus (as defined in the Offer to Amend), upon the terms and subject to the conditions set forth in the Offer to Amend and in the Letter of Transmittal.
     This Amendment No. 16 is the final amendment relating to the Offer and is made to report the results of the Offer.
Item 4.      Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
     The Offer expired at 5:00 p.m., Eastern Time, on April 12, 2007. Pursuant to the Offer, the Company has accepted for amendment Eligible Options to purchase 1,677,741 shares of its common stock, representing approximately 99.9% of the shares of common stock purchasable under Eligible Options outstanding as of that date. Subject to and in accordance with the terms of the Offer, such Eligible Options have been amended to increase the exercise prices of the shares purchasable thereunder to the fair market value per share of the Company’s common stock on the respective measurement dates for such Eligible Options for tax purposes, and the holders of such Eligible Options have received notices evidencing the Company’s contractual commitment to pay Cash Bonuses in the aggregate amount of $2,634,653 to compensate them for the increase in the exercise prices of the shares purchasable under such Eligible Options.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Progress Software Corporation
By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer

Date: April 17, 2007